UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14f-1

REPORT OF CHANGE IN MAJORITY DIRECTORS

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

PROTALEX, INC.
(Exact Name of Registrant as Specified in Charter)

DELAWARE	000-28385	91-2003490
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

145 Union Square Drive New Hope, Pennsylvania	18938
(Address of Principal Executive Offices)	(Zip Code)

(215) 862-9720
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

INFORMATION STATEMENT ONLY.
NO VOTE OR OTHER ACTION BY THE STOCKHOLDERS OF PROTALEX, INC. IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being mailed on or about November 16, 2009, to the holders of shares of common stock, par value $0.00001 per share, of Protalex, Inc. (“we,” “us, “our” or the “Company”).  You are receiving this Information Statement in connection with the appointment of new members to a majority of seats on our Board (the “Board”) as a result of the closing of the Financing (as defined and discussed below).

On November 11, 2009, pursuant to the Note and Common Stock Purchase Agreement (the “Purchase Agreement”) dated November 11, 2009 between the Company and Niobe Ventures, LLC (the “Investor”), a Delaware limited liability company and an accredited investor, as defined under Rule 501(a) of the Securities Act of 1933, as amended (the “Act”), we issued to the Investor (i) 43,478,260 shares of our common stock at a purchase price of $0.046 per share and (ii) a senior secured convertible promissory note in the principal amount of $1,000,000, convertible into shares of our common stock at a conversion price equal to $0.046 per share (the “Secured Note”).  The Secured Note bears interest at a rate of 3% per annum and matures on November 13, 2012.  We refer to this transaction as the “Financing.”

In order to secure our obligations under the Secured Note, we also entered into a Security Agreement dated November 11, 2009 (the “Note Security Agreement”) granting the holder of the Secured Note a security interest in substantially all of our assets, including our intellectual property.

As contemplated by the Purchase Agreement, all of our executive officers and all of the members of our Board prior to the closing of the Financing, with the exception of Frank M. Dougherty, resigned effective concurrently with the closing of the Financing.  Mr. Dougherty resigned effective upon the expiration of the 10-day notice period required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  In addition, effective upon the closing of the Financing, our Board appointed Arnold P. Kling as a Director and then elected him as President and elected Kirk M. Warshaw as Chief Financial Officer and Secretary.

In addition, effective as of the closing of the Financing on November 11, 2009 we terminated (i) that certain Investor Rights Agreement dated September 18, 2003 and that certain Registration Rights Agreement dated May 25, 2005, described in Item 1.02 below and (ii) stock options exercisable for an aggregate of 1,233,571 shares of our common stock, approximately 41% of our then outstanding stock options, which were held by three option holders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

As of November 11, 2009 (including the 43,478,260 shares issued in the Financing), there were 72,078,724 shares of our common stock issued and outstanding.  Each share of our common stock is entitled to one vote per share.

Security Ownership of Certain Beneficial Owners and Management

The following table lists, as of November 11, 2009, the number of shares of common stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each named executive officer and director of the Company; and (iii) all officers and directors of the Company as a group.  Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the United States Securities and Exchange Commission (“SEC”).  Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security.  The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days.  Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.  Unless otherwise indicated, the address of each person listed below is in the care of Protalex, Inc., 145 Union Square Drive, New Hope, PA 18938.

	Shares Beneficially Owned(1)
Name and Title	Number	Percent
Arnold P. Kling, President and Director (2)(7)	65,242,390	69.5%
Kirk M. Warshaw, CFO and Secretary	—	—
Frank M. Dougherty, Director (3)	360,581	*
Steven H. Kane, Former CEO and Former Director (4)	1,186,663	1.6%
Marc L. Rose, CPA, Former Vice President, Chief Financial Officer, Treasurer and Secretary (5)	15,000	*
Officers and Directors as a group (3 persons) (6)	65,602,971	69.9%

Niobe Ventures LLC (7) 712 Fifth Avenue – 11th Floor New York, NY 10019	65,217,390	69.5%

*Indicates less than 1%.
(1)
Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of the common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised.

(2)
Arnold P. Kling, President and a Director of the Company, possesses sole voting and dispositive control over the securities owned by Niobe Ventures, LLC and therefore is deemed to be the beneficial owner of the securities held by that entity.

(3)	Mr. Dougherty has resigned as a Director effective upon expiration of 10-day notice period required by Rule 14f-1. Includes warrants to purchase 3,778 shares of our common stock.
(4)
Mr. Kane has resigned from all of his positions with the Company as of the closing of the Financing on November 11, 2009.  Includes options to purchase 963,242 shares and warrants to purchase 7,778 shares of our common stock.

(5)	Mr. Rose has resigned from all of his positions with the Company as of the closing of the Financing on November 11, 2009.
(6)
Includes 21,739,130 shares of common stock issuable upon conversion of the Secured Note deemed to be beneficially owned by Arnold P. Kling as the manager of Niobe Ventures, LLC and warrants to purchase 3,778 shares of our common stock beneficially owned by Frank M. Dougherty.

(7)	Includes 21,739,130 shares of common stock issuable upon conversion of the Secured Note owned by Niobe Ventures, LLC.

We are not aware of any arrangements that may, at a date subsequent to the date of this Information Statement, result in a change in control of our Company.  See the discussion of the change in control of our Company that resulted from the closing of the Financing described below under “Change in Control Since Last Fiscal Year.”

Change in Control Since Last Fiscal Year

On November 11, 2009, in connection with the closing of the Financing, the Investor acquired control of our Company through the acquisition of 43,478,260 shares of our common stock (approximately 60% of our common stock issued and outstanding immediately after closing of the Financing) at a price of $0.046 per share paid in cash and the Secured Note, convertible into shares of our common stock at a price per share of $0.046.  The consideration was paid out of the Investor’s working capital.  For additional information relating to the Financing, see “Introduction” above.  Prior to the closing of the Financing, no investor (or group) beneficially owned more than 12.9% of our common stock.

DIRECTORS AND EXECUTIVE OFFICERS

Management

Upon the closing of the Financing, Arnold P. Kling was appointed as a Director.  Subsequently, Mr. Kling was elected President and Kirk M. Warshaw was elected Chief Financial Officer and Secretary of the Company.  With the exception of Frank M Dougherty, all of the Company’s directors and executive officers resigned on November 11, 2009 effective concurrently with the closing of the Financing.  Mr. Dougherty resigned effective upon the expiration of the 10-day notice period required by Rule 14f-1 under the Exchange Act.  On the effective date of Mr. Dougherty’s resignation, Mr. Kling will then constitute the Company’s sole director and a majority of the Board.  Generally, the directors of the Company serve one-year terms and until their successors are elected and qualified.

The principal occupation and brief summary of the background of the Company’s directors and executive officers is as follows:

Arnold P. Kling, age 51, has served as our President and a Director since November 2009.  Mr. Kling is currently a (i) Manager of Niobe Ventures, LLC, a Delaware limited liability company and (ii) Managing Director of GH Venture Partners, LLC, a private equity and merchant banking boutique for which he also served as a Managing Director and General Counsel from 1995 to 1999.  From 1999 through August 2005, Mr. Kling was the President of Adelphia Holdings, LLC, a merchant-banking firm, as well as the managing member of several private investment funds.  From 1993 to 1995 he was a senior executive and general counsel of a Nasdaq listed licensing and multimedia company.  From 1990 through 1993, Mr. Kling was an associate and partner in the corporate and financial services department of Tannenbaum, Helpern, Syracuse & Hirschtritt LLP, a mid-size New York law firm.  Mr. Kling received a Bachelor of Science degree from New York University in International Business in 1980 and a Juris Doctor degree from Benjamin Cardozo School of Law in 1983.  Mr. Kling currently also serves as a Director and President of R&R Acquisition, VI, Inc., R&R Acquisition, VII, Inc., R&R Acquisition, VIII, Inc., R&R Acquisition IX, Inc., R&R Acquisition X, Inc., Rodman International Enterprises I, Ltd., Rodman International Enterprise II, Ltd., and Rodman International Enterprise III, Ltd. (each a publicly reporting, non-trading company), 24Holdings, Inc. (OTCBB:TWFH), Mattmar Minerals, Inc. (OTCBB:MTMS) and Newtown Lane Marketing, Incorporated (OTCBB:NTWN).

Kirk M. Warshaw, age 51, has served as our Chief Financial Officer and Secretary, since November 2009.  Mr. Warshaw is a financial professional who, since 1990, has provided clients in a multitude of different industries with advice on accounting, corporate finance, and general business matters.  Prior to starting his own consulting firm, from 1983 to 1990, he held the various titles of controller, Chief Financial Officer, President, and chief executive officer at three separate financial institutions in New Jersey.  From 1980 through 1983, Mr. Warshaw was a Senior Accountant at the public accounting firm of Deloitte, Haskins & Sells.  Mr. Warshaw is a 1980 graduate of Lehigh University and has been a CPA in New Jersey since 1982.  Mr. Warshaw is currently also the Chief Financial Officer of R&R Acquisition, VI, Inc., R&R Acquisition, VII, Inc., R&R Acquisition, VIII, Inc., R&R Acquisition IX, Inc., R&R Acquisition X, Inc., Rodman International Enterprises I, Ltd., Rodman International Enterprise II, Ltd., and Rodman International Enterprise III, Ltd. (each a publicly reporting, non-trading company), Mattmar Minerals, Inc. (OTCBB:MTMS) and Newtown Lane Marketing, Incorporated (OTCBB:NTWN), and a Director and the Chief Financial Officer of 24Holdings Inc. (OTCBB:TWFH).

Frank M. Dougherty, age 60, has served on the Board since October 2001, and served as the Company’s Corporate Secretary from June 2002 to December 2002. From January 2004 to April 2005, Mr. Dougherty served as the Corporate Secretary and Treasurer of the Company. Mr. Dougherty is a practicing attorney and founder and owner of Frank M. Dougherty P.C., a law firm in Albuquerque, New Mexico. He has practiced law since 1982, and founded his current law firm in November 2001. Prior to becoming a lawyer, Mr. Dougherty practiced as a CPA in Santa Fe, New Mexico. He has an undergraduate degree in economics from the University of Colorado, a graduate degree in accounting from the University of Arizona and a law degree from Texas Tech University.

Family Relationships

There were no family relationships between or among any of our officers or directors who served immediately prior to or after the closing of the Financing.

Related Person Transactions

During the years ended May 31, 2009, May 31, 2008 and May 31, 2007, we incurred $7,677, $48,633, and $81,352 respectively, of expenses related to air travel to a partnership principally owned by our former Chief Executive Officer, Steven H. Kane.

Other than the Financing, neither the Investor nor Mr. Kling was involved in any other material transaction with the Company.  Mr. Kling is the manager of the Investor.

Currently, we do not have written policies and procedures for the review, approval or ratification of related person transactions. However, given our small size, senior management and the audit committee (or full Board) are able to review all transactions consistent with applicable securities rules governing our transactions and proposed transactions exceeding the lesser of $120,000 or one percent of the average of our total assets as of May 31, 2009 and 2008 in which a related person has a direct or indirect material interest.  Our Board reviews related person transactions and has approval authority with respect to whether a related person transaction is within our best interest.

Section 16 Compliance

Section 16(a) of the Exchange Act, requires certain of our executive officers, our directors and persons who own more than 10% of a registered class of Protalex’s equity securities to file initial reports of ownership and changes in ownership with the SEC. Such executive officers, directors and stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.  We are not aware of any failure to file, on a timely basis, any report by any of our executive officers, directors or 10% Stockholders during the fiscal year ended May 31, 2009.

Director Independence

With the exception of Mr. Kane, all of our directors immediately prior to the closing of the Financing were “independent” under NASDAQ Stock Market LLC rules.  These persons represented a majority of Board immediately prior to the closing of the Financing.  Our new Board has not yet made a formal determination regarding the independence of Mr. Kling but it is expected that he would not be considered “independent” under NASDAQ Stock Market LLC rules because of his position as an officer of our Company.

Board Meetings and Committees and Annual Meeting Attendance

In accordance with the General Corporation Law of the State of Delaware and our Amended and Restated Certificate of Incorporation our business, property and affairs are managed under the direction of the Board.  Although our directors are not involved in our day-to-day operating details, they are kept informed of our business through written reports and documents provided to them regularly, as well as by operating, financial and other reports presented by our officers at meetings of the Board and committees of the Board.

The Board held four meetings in fiscal 2009.  Each of the incumbent directors attended an aggregate of at least 75% of the Board and committee meetings on, and during the period in, which the director served.

Board members are expected to make every reasonable effort to attend the Annual Meeting of Stockholders.  All directors attended the 2008 Annual Meeting of Stockholders held on October 21, 2008.

Audit Committee

Immediately prior to closing of the Financing, the members of the Audit Committee were Messrs. Holstrom, Stagnaro and Dr. Patel, with Mr. Holstrom acting as Chair.  We believe that Mr. Holstrom qualified as an audit committee financial expert within the meaning of SEC regulations and our Board determined, in accordance with the listing standards of the NASDAQ Capital Market, that Mr. Holstrom met the standards of financial sophistication set forth therein and that the other members of the audit committee were able to read and understand fundamental financial statements.  Our new Board has not yet appointed members of the Audit Committee, and all positions remain vacant.

The Audit Committee meets with management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting. The Audit Committee also meets with the independent auditors and with our own appropriate financial personnel and internal auditors regarding these matters. The independent auditors meet privately with the Audit Committee and have unrestricted access to this committee. The Audit Committee recommends to our Board the appointment of the independent auditors. The Audit Committee is also responsible for the pre-approval of any non-audit services provided to us by the independent auditors, as described in more detail in its charter.  The Audit Committee held four meetings during the fiscal year ended May 31, 2009. The charter of the Audit Committee is available on the Investor Information section of our website (www.protalex.com).

Nominating and Corporate Governance Committee

The Corporate Governance and Nominating Committee is responsible for developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring implementation of our Corporate Governance Guidelines. In addition, the Committee develops and reviews background information on candidates for the Board and makes recommendations to the Board regarding such candidates. The Committee also prepares and supervises the Board’s annual review of director independence and the Board’s performance evaluation. The Nominating and Corporate Goverence Committee met two times during fiscal 2009.  The charter of the Corporate Governance and Nominating Committee is available on the Investor Information section of our website (www.protalex.com).

Immediately prior to closing of the Financing, the members of the Nominating and Corporate Governance Committee were Messrs. Raab, Kane and Dougherty, with Mr. Dougherty acting as Chair.  Mr. Kane was not considered independent because he was acting as our President and Chief Executive Officer. Our new Board has not yet appointed members of the Nominating and Corporate Governance Committee, and all positions will be vacant when Mr. Dougherty’s resignation takes effect.

Although there is no formal procedure for Stockholders to recommend nominees for the Board, the Nominating and Corporate Governance Committee will consider such recommendations if received at least 120 days in advance of the Annual Meeting of Stockholders. Such recommendations should be addressed to the Nominating and Corporate Governance Committee at our address and provide all information relating to such person that the Stockholder desires to nominate that is required to be disclosed in solicitation of proxies pursuant to Regulation 14A under the Exchange Act.

Compensation Committee

The Compensation Committee annually reviews the performance and total compensation package for our executive officers, including the Chief Executive Officer; considers the modification of existing compensation and employee benefit programs, and the adoption of new plans; administers the terms and provisions of our equity compensation plans; and reviews the compensation and benefits of non-employee directors. The Compensation Committee met three times during fiscal 2009. The charter of the Compensation Committee is available on the Investor Information section of our website (www.protalex.com).

Immediately prior to closing of the Financing, the members of the Compensation Committee were Messrs. Raab, Dougherty, Tombros and Dr. Bauer, with Mr. Raab acting as Chair.  Except for Mr. Kane, who also serves as the Chief Executive Officer and Director member of Patient Safety Technologies, Inc., immediately prior to closing of the Financing, none of our executive officers served as a member of the board or compensation committee of an entity that has an executive officer serving as a member of our Board or our Compensation Committee.  Our new Board has not yet appointed members of the Compensation Committee, and all positions will be vacant when Mr. Dougherty’s resignation takes effect.

Stockholder Communications

Stockholders may communicate with the Board by sending a letter to Protalex, Inc. Board of Directors, c/o Corporate Secretary 145 Union Square Drive, New Hope, PA 18938. The Corporate Secretary will review the correspondence and forward it to the Chair of the appropriate committee or to any individual director or directors to whom the communication is directed, unless the communication is unduly hostile, threatening, illegal, does not reasonably relate to Protalex, Inc. or its business, or is similarly inappropriate. The Corporate Secretary has the authority to discard or disregard any inappropriate communications or to take other appropriate actions with respect to any such inappropriate communications.

Code of Ethics

Our Board adopted a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries. Copies of our codes of ethics are publicly available on our website at www.protalex.com. Requests for copies of our codes of ethics should be sent in writing to Protalex, Inc., 145 Union Square Drive, New Hope, PA 18938.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by each of our former named executive officers for the fiscal years ended May 31, 2009 and 2008:

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($)	Option Awards ($) (2) (3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (4)	Total ($)

Steven H. Kane,
President and	2009	350,000	—	—	107,040	—	—	30,021	487,061
Chief Executive Officer	2008	400,000	75,000	—	—	—	—	29,745	504,745

Marc L. Rose, CPA,
Vice President and	2009	201,250	—	—	35,680	—	—	—	236,930
Chief Financial Officer	2008	230,000	40,000	—	37,644	—	—	—	307,644

(1)
In January 2008 and 2009, the Compensation Committee did not authorize salary increases for Messrs. Kane and Rose for calendar years 2008 or 2009, respectively.  Effective, April 16, 2009, salary payments ceased under Messrs. Kane and Rose Employment Agreements pursuant to Settlement Agreements as disclosed in our Form 10-Q filed on April 14, 2009.

(2)
In July 2008, the Compensation Committee granted the following option awards: Mr. Kane 300,000 and Mr. Rose 100,000. In January 2008, the Compensation Committee granted the following option awards: Mr. Rose 40,000.  Effective upon the closing of the Financing, on November 11, 2009 these stock options were terminated.

(3)
Amounts are calculated in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123R “Share-based Payment.” See Note 3. of the financial statements of the Company’s Annual Report for the year ended May 31, 2009 regarding assumptions underlying valuation of equity awards.

(4)	This column represents the dollar amount for the Company paid portion of Mr. Kane’s health insurance that is outside the Company’s standard insurance provided to all other employees.

Each of Messrs. Kane and Rose resigned on November 11, 2009 effective upon the closing of the Financing.  Concurrently with their resignations, the Board elected Arnold P. Kling as President and Kirk M. Warshaw as Chief Financial Officer and Secretary of the Company.

Employment Contracts, Termination of Employment and Change in Control Arrangements

Effective April 15, 2009, our former President and Chief Executive Officer, Steven H. Kane, pursuant to a Settlement Agreement voluntarily resigned and terminated his employment. Mr. Kane however, continued to serve through November 11, 2009 as the President and Chief Executive Officer at the pleasure of the Board without any further compensation except his severance.  Mr. Kane remained on the Board through November 11, 2009.  On April 30, 2009, we commenced paying Mr. Kane pursuant to his existing severance arrangement thirty-six (36) equal bi-weekly installments of pay totaling Six Hundred Thousand Dollars ($600,000) together with a sum during this period equal to the existing premiums previously paid by us for Mr. Kane’s health and dental insurance coverage. Mr. Kane agreed to cooperate with and assist us until he otherwise notified our former Chairman, G. Kirk Raab, that he is ceasing such assistance, to achieve and to participate in the following: (1) oversight of the clinical trials in Australia; (2) assist with SEC filings; (3) facilitate accounts payable; and (4) otherwise cooperate with the reasonable requests of our Chairman to provide information and assistance related to the performance of his former duties.  On November 11, 2009, Mr. Kane resigned from all of his positions with the Company effective concurrently with the closing of the Financing.  Effective upon such closing, pursuant to an Option Termination and Non-Solicitation Agreement dated November 11, 2009 with the Company, certain of Mr. Kane’s stock options which were exercisable in the aggregate for 700,000 shares of our common stock were terminated.

Effective April 15, 2009, our former Vice President of Finance, Chief Financial Officer, Treasurer and Secretary, Marc L. Rose, pursuant to a Settlement Agreement voluntarily resigned and terminated his employment with our Company.  Mr. Rose, however, continued to serve in those positions through November 11, 2009 pursuant to a Consulting Agreement.  On April 30, 2009, we commenced paying Mr. Rose pursuant to his existing severance arrangement twenty-four (24) equal bi-weekly installments of severance pay totaling Two Hundred Thirty Thousand Dollars ($230,000) together with a sum equal to the existing premiums previously paid by us for Mr. Rose’s health and dental coverage (“Severance Payments”).  On November 11, 2009, he resigned from all of his positions with the Company effective concurrently with the closing of the Financing, his consulting arrangement with the Company was terminated and his Settlement Agreement with the Company was amended (the “Amendment”).  Effective upon the closing of the Financing, pursuant to an Option Termination Agreement dated November 11, 2009 with the Company, all of Mr. Rose’s stock options were terminated.  Pursuant to the Amendment, Mr. Rose agreed to cooperate with and assist us until December 31, 2009 by responding to our requests to provide information and assistance related to the performance of his former duties and we agreed to continue to make equal bi-weekly installments of Severance Payments to Mr. Rose up to and through December 31, 2009 and, a final lump sum payment of $67,083.33 on December 31, 2009.

Outstanding Equity Awards at Fiscal Year

The table below summaries the outstanding equity awards to our named executive officers for the fiscal year ended May 31, 2009:

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Steven H. Kane, President and Chief Executive Officer	863,242		—		—	$1.50	12/16/2012	—	—	—	—
	100,000		—		—	1.50	8/13/2013	—	—	—	—
	75,000	(1)	—		—	2.13	1/22/2014	—	—	—	—
	175,000	(1)	—		—	2.55	1/13/2015	—	—	—	—
	25,000	(1)	—		—	2.65	10/25/2015	—	—	—	—
	25,0009	(1)	—		—	2.87	10/24/2016	—	—	—	—
	100,000	(1)	41,668	(1)	—	2.30	1/18/2017	—	—	—	—
	300,000	(1)	237,500	(1)	—	0.45	7/24/2018	—	—	—	—

Marc L. Rose, CPA, Vice President and Chief Financial Officer	100,000	(1)	—		—	2.55	1/13/2015	—	—	—	—
	13,571	(1)	566	(1)	—	2.80	7/29/2015	—	—	—	—
	30,000	(1)	5,001	(1)	—	2.85	1/11/2016	—	—	—	—
	50,000	(1)	17,709	(1)	—	2.87	10/24/2016	—	—	—	—
	50,000	(1)	20,834	(1)	—	2.30	1/18/2017	—	—	—	—
	40,000	(1)	26,664	(1)	—	1.30	1/17/2018	—	—	—	—
	100,000	(1)	79,165	(1)	—	0.45	7/24/2018	—	—	—	—

 (1) Effective upon the closing of the Financing on November 11, 2009, these stock options were terminated.

Compensation of Directors

The table below summaries the compensation paid to our former directors for the fiscal year ended May 31, 2009:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
G. Kirk Raab (2)	125,000	—	53,520	—	—	—	178,520

Eugene A. Bauer, M.D.(3)	13,336	—	53,520	—	—	—	66,856

Frank M. Dougherty (4)	8,335	—	53,520	—	—	—	61,855

Carleton A. Holstrom (5)	13,336	—	53,520	—	—	—	66,856

Dinesh Patel, Ph.D. (6)	—	—	108,870	—	—	—	108,870

Thomas P. Stagnaro (7)	8,335	—	53,520	—	—	—	61,855

Peter G. Tombros (8)	13,336	—	53,520	—	—	—	66,856

(1)
These stock options, granted on July 24, 2008, 25% vested immediately and the remainder were scheduled to vest at 1/36 th per month starting in July 2009. and are determined in accordance with FAS 123R.

(2)	As of May 31, 2009, Mr. Raab has no stock options outstanding.
(3)	As of May 31, 2009, Dr. Bauer has no stock options outstanding.
(4)	As of May 31, 2009, Mr. Dougherty has no stock options outstanding.
(5)	As of May 31, 2009, Mr. Holstrom has no stock options outstanding.
(6)
As of May 31, 2009, Dr. Patel has 150,000 stock options outstanding and 37,500 are vested and exercisable.  Effective upon the closing of the Financing, on November 11, 2009 all of his stock options were terminated

(7)	As of May 31, 2009, Mr. Stagnaro has no stock options outstanding.
(8)	As of May 31, 2009, Mr. Tombros has no stock options outstanding.

The Company’s former directors received stock-based compensation for their services as directors during the fiscal year ended May 31, 2009.  The Company issued 1,050,000 stock options to non-employee directors during such fiscal year, at an weighted average exercise price of $0.41 and aggregate expense in accordance with SFAS 123R of $429,990.  The Company’s former directors do not receive separate meeting fees, but are reimbursed for out-of-pocket expenses.  The Company does not provide a retirement plan for our non-employee directors.

The Company had an agreement with our Chairman to pay $12,500 per month as a director fee.  For the fiscal year ended May 31, 2009, the Company incurred $125,000 for this director’s fee.  The Company had an agreement with Carleton A. Holstrom, Eugene A. Bauer, MD , Peter G. Tombros, Frank M. Dougherty and Thomas P. Stagnaro to pay each of them $1,667 per month on a quarterly basis payable in arrears as a director’s fee.  For the fiscal year ended May 31, 2009, we incurred $56,678 for these directors’ fees.

Pursuant to a Cash Waiver & Option Termination Agreement dated April 10, 2009, each of our outside Directors, G. Kirk Raab, Carleton A. Holstrom, Eugene A. Bauer, MD, Peter G. Tombros, Frank M. Dougherty and Thomas P. Stagnaro who were entitled to a Director's cash fee agreed to waive all such accrued and unpaid Director cash fees and terminate any rights for further cash fees. For Mr. Raab, those cash fees ceased as of April 1, 2009. For the other Directors, those cash fees ceased as of February 1, 2009. In addition, each of these directors agreed to terminate immediately all of their existing stock options (vested and unvested).

With the exception of Mr. Dougherty, all of our directors and executive officers resigned on November 11, 2009 effective concurrently with the closing of the Financing.  Mr. Dougherty resigned effective upon the expiration of the 10-day notice period required by Rule 14f-1 under the Exchange Act.  Except for the severance arrangements described above, we have no further financial obligations to any former officer or director (other than pursuant to indemnification agreements.)

Dated: November 13, 2009	By order of the Board of Directors

Kirk M. Warshaw
Secretary